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SEC FILE NUMBER
8-40426

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Madison Avenue Securities, LLC.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13500 Evening Creek Drive N Ste 555

(No. and Street)

San Diego	**CA**	**92128**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Malechuk	**858 207 1305**	lmalechuk@mas-bd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

I   Tait Weller

(Name – if individual, state last, first, and middle name)

50 South 16th Street,Suite 2900	Philadelphia	PA	19102-2529
(Address)	(City)	(State)	(Zip Code)

                                              00445

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

I, Martin McNees _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Madison Avenue Securities, LLC. _____, as of 12/31 _____, 2022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

Lisa Vaca
Notary Public

LISA VACA
COMM. #2333570
Notary Public • California
San Dieto County
Comm. Expires Sep 17, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MADISON AVENUE SECURITIES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Madison Avenue Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Madison Avenue Securities, LLC as of December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madison Avenue Securities, LLC as of December 31, 2021 and 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on Madison Avenue Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madison Avenue Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Madison Avenue Securities LLC's auditor since 2021.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT WELLER & BAKER, LLP

Philadelphia, Pennsylvania
February 27, 2023

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
For The Years Ended December 31,2022, and 2021.

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,879,725	$ 3,068,229
Commissions receivable	613,700	664,624
Registered representative receivables, net	937,979	539,504
Prepaid expenses	127,890	99,195
Related party receivable	3,026	32,213
Total current assets	4,562,320	4,403,765
Property and equipment, net	-	-
Deposits with clearing organization	250,000	250,000
TOTAL ASSETS	$ 4,812,320	$ 4,653,765
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 720,907	$ 296,213
Accrued liabilities	464,000	337,000
Commissions payable	1,446,841	1,383,477
Employment liabilities	291,489	310,830
Related party payable	45,809	61,707
Other current liabilities	121,241	114,894
TOTAL LIABILITIES	3,090,287	2,504,121
MEMBERS' EQUITY		
Members' equity	1,722,033	2,149,644
Total members' equity	1,722,033	2,149,644
Total liabilities and members' equity	$ 4,812,320	$ 4,653,765

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, LLC ("Company"), a Delaware Limited Liability Company, is dually registered as a Broker Dealer and a Registered Investment Advisor Firm. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company will continue as a limited liability company ("LLC") until the managing member decides the advantages of the limited liability company structure no longer exist.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a fully disclosed clearing relationship with Pershing, LLC.

The Company is registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Going Concern

In 2022 and 2021, the Company incurred losses due to the settlement of several client matters and associated legal fees. Additionally, in 2022, Madison entered into a settlement agreement with the Securities and Exchange Commission (SEC) pertaining to certain revenue earned from the Company's clearing broker that was under examination by the SEC. The firm's revenues continue to grow, and the Company intends to continue to hire additional high producing advisors to further increase efficiency and profitability. The Company also continues to have the support of KT Equity Partners II, LLC ("Parent") to maintain its regulatory requirements.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables on December 31, 2022, and 2021 consist of commission revenues due to the Company for investments transacted as an introducing broker-dealer, registered investment advisor and due from registered representatives. As of December 31,2022, and 2021, commission receivables were $ 613,700 and $664,624, respectively. As of December 31, 2022, and 2021, receivables from registered representatives were $937,979 and $539,504 respectively, net of an allowance for uncollectible accounts of $0 and $11,910 respectively. The Company monitors losses on a regular basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience and individual circumstances of each case as needed.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if dependent on the lease term. The Company expenses general repairs and maintenance costs as incurred.

Revenue Recognition

Commission generating transactions are single performance obligations to the registered representative, satisfied upon transaction execution, represented 39% and 42% of total revenue for the years 2022 and 2021, respectively. All revenue and expense associated to the transaction is recognized on the trade date. Advisory accounts generating periodic fees have ongoing performance obligations requiring recognition as the services are performed, resulting in revenue and associated expense recognition ratably over the billing period. In 2022 and 2021, the advisory fees considered to have ongoing performance obligations were 48% and 47% of total revenue, respectively. Other revenue related to product, registered representative support and miscellaneous, are recognized when incurred.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2022, commission, and fee revenue from three types of investments, Mutual Funds, Investment Advisory and Variable Annuities, accounted for approximately 76% of total revenues.

For the year ended December 31, 2021, commission, and fee revenue from three types of investment, Mutual Funds, Investment Advisory and Variable Annuities, accounted for approximately 80% of total revenues.

As of December 31, 2022, and 2021, no registered representative accounted for more than 10% of gross revenues.

The Company maintains its bank accounts at one financial institution located in California. Funds are insured to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31,2022, the Company had accounts with uninsured cash balances of approximately $ 2,630,000. The Company has not experienced any losses in such accounts and management believes it places cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 in cash losses and up to $500,000 in total at these institutions At December 31, 2022, the Company had no uninsured cash balances at this institution.

Income Taxes

As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 California minimum state franchise tax and a fixed fee based on revenues. The Company is subject to franchise taxes required in any of the various states in which it operates. For the years ended December 31, 2022, and 2021, the franchise tax fees based on revenues for all states where the Company has liability was $13,708 and $7,406, respectively. The total state tax included in the provision for income taxes for the years ended December 31, 2022, and 2021 was $0 and $0, respectively. Members of the LLC are liable for individual federal and state income taxes on the Company's taxable income.

Subsequent Events

In January 2023, the Company entered in note payable agreements relating to financed insurance premiums. The terms of the agreements require monthly installments of $68,805 which include interest at a rate of 6%. The balances are due in November 2023.

As part of regular broker dealer business, occasionally client complaints and arbitrations are filed against the registered representative or advisor also naming their broker dealer. There were five customer arbitrations settled in December 2022 and January 2023 awarding the clients $467,500. These settlements have been accrued as of December 31, 2022.

The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2022. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

Management has evaluated subsequent events, as defined by FASB ASC 855, Subsequent Events, through the date that the financial statements were available to be issued on February 27 2023.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2022	2021
Computer equipment	$5,331	$5,331
Less: accumulated depreciation and amortization	(5,331)	(5,331)
Property and equipment, net	-	-
Depreciation and amortization expense	-	$ 706

Depreciation and amortization expense for the years ended December 31, 2022, and 2021 was $0 and $706 respectively.

NOTE 4 – COMMISSIONS PAYABLE

Commissions payables consist of commission expense due to registered representatives, advisors and clearing organizations. As of December 31,2022, and 2021, $1,446,841 and $1,383,477, respectively, were payable to registered representatives, advisors and clearing organizations.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities on December 31, 2022, and 2021, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $291,489 and $310,831, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC ("AMS"), a former parent and affiliated company, instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations.

The Company, a participating employer in the Plan, matches employees' contributions. The matching contributions expensed in 2022 and 2021 were$ 49,245 and $43,595, respectively.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(iv) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness, $206,019 and $166,941 on December 31, 2022, and 2021, respectively, whichever is higher.

On December 31, 2022, and 2021, the Company had net capital of $547,147 and $1,386,583, respectively, which was $341,128 and $1,219,641 in excess, respectively, of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 5.65 to 1 and 1.81 to 1, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is involved in legal proceedings including arbitration claims and other claims which were initiated by customers or clients involving the purchase or sale of investment securities. As of the date that the financial statements were available to be issued, management is not able to estimate the possible loss or range of loss in excess of its current insured limits that may be incurred as a result of these ongoing matters.

For the years ended December 31,2022 and 2021, the Company incurred $4,446,668 and $2,337,983, respectively, in legal expenses, settlements and awards.

NOTE 9 – RELATED PARTY TRANSACTIONS

In 2022 and 2021, the Parent made capital contributions of $1,475,000 and $750,000, respectively.

The Company shared expenses with affiliated companies' "Affiliates". The Affiliates paid expenses under the expense sharing agreement in the amount of $503,854 and $400,743 for the years ended December 31,2022 and 2021, respectively. The Company incurred expenses under the expense sharing agreement of $487,149 and $441,931 for the years ended December 31,2022 and 2021, respectively. As of December 31,2022, and 2021, the payable balances to Affiliates were $45,809 and $61,707, respectively.

The Company paid shared expenses $62,128 and $165,729 for the years ended December 31, 2022, and 2021, respectively. The Affiliates paid the Company $69,534 and $158,857 for the years ended December 31,2022 and 2021, respectively. As of December 31,2022, and 2021, the receivable balances from the Affiliates were $3,025 and $32,212, respectively.

Additionally, the company leases its office space from an affiliate on annual basis. Lease expense amounted to $131,575 and $140,195 for the years ending December 31,2022 and December 31, 2021, respectively.

The Company has a selling agreement with an Affiliate under which the Affiliate compensates the Company in relation to such non-variable life insurance and fixed/fixed indexed annuity sales. During each of the years 2022 and 2021, the Company generated approximately 1.6 million dollars which is included in other revenue on the statement of operations.